SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

August 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 65345N106

1	NAME OF REPORTING PERSON Timothy M. Presutti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,126,260 (1)
	6	SHARED VOTING POWER 2,941,562 (2)
	7	SOLE DISPOSITIVE POWER 1,126,260 (1)
	8	SHARED DISPOSITIVE POWER 2,941,563 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,067,822 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.67%(1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 385,498 shares of common stock (“Common Stock”) of NextNav Inc. (the “Issuer”) held by Reds Road Holdings LLC (“RRH”), whose sole member is Mr. Presutti, (ii) 700,215 warrants held by RRH that are exercisable for 700,215 shares of Common Stock of the Issuer issuable upon the exercise or conversion of the warrants (“Warrant Shares”), (iii) 37,037 common stock purchase warrants (“Purchase Warrants”) held by RRH, (iv) 10 shares of common stock held jointly by Mr. Presutti and his spouse; (v) 2,500 shares of common stock held directly in Mr. Presutti’s individual retirement account; and (vi) 1,000 shares of common stock held by Woody Creek Capital Partners Defined Benefit Pension Plan, whose trustee and beneficiary is Mr. Presutti.

(2)	Consists of (i) 1,030,003 shares of Common Stock held by WOCAP II, L.P. (“WOCAP II”), whose general partner is WOCAP II GP LLC, whose sole member is Mr. Presutti; (ii) 298,966 warrants held by WOCAP II that are exercisable for 298,966 shares of Common Stock of the Issuer; (iii) 20,000 shares of common stock held by WOCAP Global Opportunity Investment Partners GP LLC (“WOCAP GOIP GP LLC”), whose managing member is Woody Creek MM LLC, whose sole member is Mr. Presutti; and (iv) 1,592,593 Purchase Warrants held by WCCP NextNav Holdings LLC, whose managing member is Woody Creek Capital Partners LLC, whose sole member is Mr. Presutti.

(3)	The percentage reported in this Schedule 13G/A is based upon 108,217,583 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2023.

Explanatory Note:

This Amendment No. 4 to Schedule 13G is filed by Timothy M. Presutti (the “Reporting Person”) with respect to the Common Stock of the Issuer. As of August 14, 2023 the Reporting Person no longer beneficially owns greater than 5.00% of the Issuer’s Common Stock. Accordingly, this Amendment No. 4 to Schedule 13G constitutes an exit filing for the Reporting Person.

Item 1(a).	Name of Issuer

NextNav Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1775 Tysons Blvd., 5th Floor, McLean, Virginia 22102.

Item 2(a).	Name of Person(s) Filing

Timothy M. Presutti

Item 2(b).	Address of Principal Business Office or, if none, Residence

616 E. Hyman, Suite 202, Aspen, Colorado 81611.

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page and are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023

/s/ Timothy M. Presutti
Timothy M. Presutti